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                                                                       EXHIBIT 2

To the Board of Directors and Stockholders of Ashanti Goldfields Company Limited, Accra, Ghana:

We have audited the accompanying consolidated balance sheets of Ashanti Goldfields Company Limited and its subsidiary undertakings ("the Company") as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts, cashflow statements and the reconciliation of movements in shareholders' funds for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of shareholders' equity as of December 31, 2003 and 2002 and the profit attributable to shareholders for each of the three years in the period ended December 31, 2003 to the extent summarized in note 29.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Note 1 details the refinancing requirements of the Company and the Company's refinancing plans. These matters raise substantial doubt about the Company's ability to continue as a going concern and in view of this we consider that it should be drawn to your attention, but our opinion is not qualified in this respect. The financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Deloitte & Touche
Accra, Ghana

February 18, 2004